EXHIBIT 99 – Letter from Issuer regarding Report from Arthur Andersen LLP

[BROWN & BROWN LETTERHEAD]

May 30, 2002

Securities and Exchange Commission

Washington, DC  20549

Ladies and Gentlemen:

In connection with the issuance of the audit report by Arthur Andersen LLP ("Andersen") regarding the Brown & Brown, Inc. Employees' Savings Plan and Trust (the "Plan"), Andersen has represented to Brown & Brown, Inc. that its audit of the Plan as of December 31, 2001 was subject to Andersen’s quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation.  Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

                                                                        /S/ BROWN & BROWN, INC.